As filed with the Securities and Exchange Commission on September 8, 2008
Registration No. 333-115352
Registration No. 333-115352-01
Registration No. 333-115352-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
to
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

FPIC INSURANCE GROUP, INC.
FPIC CAPITAL TRUST IV
FPIC CAPITAL TRUST V

(Exact Name of each Registrant as Specified in Its Charter or Certificate of Trust)

Florida		**59-3359111**
Delaware		**20-6199537**
Delaware	**6311**	**20-6199545**
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482
(Address, including zip code, and telephone number, including area code, of Registrant’s principal offices)

John R. Byers
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482
(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copy to:

T. Malcolm Graham, Esq.
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482

Approximate date of commencement of proposed sale to the public: Not applicable

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-Accelerated filer	☐		
(Do not check if a smaller reporting company)		Smaller reporting company	☐

DEREGISTRATION OF UNSOLD SECURITIES

Pursuant to a Registration Statement on Form S-3 (File No. 333-115352) (the "Registration Statement") initially filed with the Securities and Exchange Commission (the "Commission") on May 10, 2004, and amended on June 18, 2004 and July 14, 2004 by FPIC Insurance Group, Inc., FPIC Capital Trust IV and FPIC Capital Trust V (collectively, the "Registrants") under the Securities Act of 1933, as amended, the Registrants registered the offering and sale from time to time of up to $100,000,000 aggregate principal amount of common stock, par value $.10 per share, preferred stock, par value $.10 per share, preferred shares represented by depositary shares, debt securities, warrants exercisable for common stock, preferred stock or debt securities, purchase contracts and units (collectively, the "Securities").

As of the date hereof, Securities in the aggregate principal amount of $100,000,000 remain available for sale under the Registration Statement (the "Unsold Securities). Pursuant to the undertaking of the Registrants contained in the Registration Statement as required by Item 512(a)(3) of Regulation S-K, the Registrants are filing this Post-Effective Amendment No. 1 to the Registration Statement to remove from registration the Unsold Securities as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each of the following registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for Filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Jacksonville, State of Florida, on this 8th day of September, 2008.

FPIC Insurance Group, Inc.

By: /s/ John R. Byers
_____
John R. Byers
President and Chief Executive Officer

FPIC Capital Statutory Trust IV

By: FPIC Insurance Group, Inc., as sponsor

By: /s/ John R. Byers
_____
John R. Byers
President and Chief Executive Officer

FPIC Capital Statutory Trust V

By: FPIC Insurance Group, Inc., as sponsor

By: /s/ John R. Byers
_____
John R. Byers
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	(Title)	(Date)
/s/ John R. Byers John R. Byers	President, Chief Executive Officer and Director (Principal Executive Officer)	September 8, 2008
/s/ Charles Divita, III Charles Divita, III	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 8, 2008
KENNETH M. KIRSCHNER * Kenneth M. Kirschner	Chairman of the Board	September 8, 2008
ROBERT O. BARATTA, M.D. * Robert O. Baratta, M.D.	Immediate Past Chairman of the Board	September 8, 2008
JOHN K. ANDERSON, JR.* John K. Anderson, Jr.	Vice Chairman of the Board	September 8, 2008

<u>RICHARD J. BAGBY, M.D.*</u> Richard J. Bagby, M.D.	Director	September 8, 2008
<u>M. C. HARDEN, III *</u> M. C. Harden, III	Director	September 8, 2008
<u>TERENCE P. MCCOY, M.D.*</u> Terence P. McCoy, M.D.	Director	September 8, 2008
<u>JOHN G. RICH *</u> John G. Rich	Director	September 8, 2008
<u>JOAN D. RUFFIER *</u> Joan D. Ruffier	Director	September 8, 2008
<u>DAVID M. SHAPIRO, M.D.*</u> David M. Shapiro, M.D.	Director	September 8, 2008

* By: <u>/s/ John R. Byers</u>
      John R. Byers
      Attorney-in-Fact